SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
 F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2021

Commission File Number 001-36258

Crescent Point Energy Corp.
(Name of Registrant)

Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta, T2P 1G1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
 Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following documents attached as exhibits to this Form 6-K:  Exhibit 99.1, the Interim Consolidated Financial Statements (unaudited) for the period ended March 31, 2021; and Exhibit 99.2, the Company's Management's Discussion and Analysis for the period ended March 31, 2021, shall be deemed to be filed with and shall be incorporated by reference into the Company's Registration Statements on Form F-3D (File No. 333-205592) and Form S-8 (File No. 333-226210).
The following documents attached as exhibits hereto are incorporated by reference herein:

Exhibit No.	Description
99.1	Interim Consolidated Financial Statements (unaudited) for the period ended March 31, 2021.
99.2	Management's Discussion and Analysis for the period ended March 31, 2021.
99.3	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer.
99.4	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer
Date: May 12, 2021

EXHIBITS

99.1	Interim Consolidated Financial Statements (unaudited) for the period ended March 31, 2021.
99.2	Management's Discussion and Analysis for the period ended March 31, 2021.
99.3	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer.
99.4	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer.